Room 4561

January 10, 2007

Mr. E. Wayne Jackson, III
Chief Executive Officer
Sourcefire, Inc.
9770 Patuxent Woods Drive
Columbia, Maryland 21046

Re: Sourcefire, Inc.
         Amendment No. 1 to Registration Statement on Form S-1 filed December 12, 2006
         File No. 333-138199

Dear Mr. Jackson:

        We have reviewed your amended filing and response letter dated December 12, 2006 and have the following comments.

Amendment No. 1 to Registration Statement on Form S-1

1.   We note you filed on December 22, 2006 certain agreements as exhibits to your
        registration statement that are subject to requests for confidential treatment. Please note
        that such confidential treatment requests must be resolved prior to the effectiveness of
        your registration statement.

2.   Please provide executive compensation disclosure pursuant to our revised regulations.
        Please see Interpretation J.8B of our July 1997 Manual of Publicly Available Telephone
        Interpretations and Question 7 of our Executive Compensation and Related Person
        Disclosure Transition Questions and Answers.

Prospectus Summary, page 1

3.   We note your response to comment 5 of our letter dated November 22, 2006. Please
        advise us of the nominal expense you refer to in your response. In addition, please
        provide consents of IDC and Gartner pursuant to Rule 436 under the Securities Act and
        Item 601(b)(23) of Regulation S-K. Alternatively, eliminate the references to the
        authorities you cite and indicate that the market data you summarize in the prospectus
        represent the views of Sourcefire.

Special Note Regarding Forward-looking Statements, page 23

4.   Please advise us of your reference to Datamonitor for statistical data in your prospectus. Datamonitor does not appear to be represented in the supplemental materials you have provided in support of certain information in your prospectus.

Risk Factors

We rely on software licensed from other parties…, page 17

5.   Please discuss the material terms of your agreements and how such agreements are material to your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Revenue, pages 40

6.   We note your response to comments 23, 25 and 67 of our letter dated November 22, 2006. We note the separate disclosure of RNA sales on page 17, the pricing disclosure on page 56 which would indicate that each of your products is sold separately and we also note that each of your products can operate and perform independent functions. It would appear that your disclosure within management's discussion and analysis should be expanded to discuss and disclose the revenues recognized on each of your products sold. Further, it would also appear that the disclosure required by paragraphs 37, 101 and 103 of SFAS 131 as they relate to these three identified products should be provided as well.

Description of Capital Stock, page 80

7.   We note your response to comment 43 of our letter dated November 22, 2006 and will review your future response once the offering range has been established. Regarding each of the different series of preferred stock, address whether or not you previously recorded a beneficial conversion feature upon initial issuance of the preferred stock and explain the related accounting treatment.

Underwriters, page 86

8.   Your revised disclosure in response to comment 44 of our letter dated November 22, 2006 does not appear to conform to your response to our comment. Your revised disclosure states that the over-allotment option will be apportioned only among your selling stockholders. Your response as well as disclosure elsewhere indicates that the over-allotment option is being granted by you as well as the selling stockholders. Please reconcile.

Mr. E. Wayne Jackson, III
Sourcefire, Inc.
January 10, 2007
Page 3

Consolidated Financial Statements

Consolidated Statements of Operations, page F-5

9.   We note your response to comment 45 of our letter dated November 22, 2006. Tell us
        how you have accounted for both the depreciation and or amortization of the embedded
        software and software license costs and the costs incurred to provide the updated VRT-
        certified Rules. Address where these costs have been reflected within the statements of
        operations.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

10.   We note your response to comment 50 of our letter dated November 22, 2006. We note
        the VRT-certified Rules and updates to be critical to the performance of your security
        solution. You have indicated that you do not charge for these rules separately but that
        they are included as part of the overall PCS arrangement. Your disclosure indicates that
        these rules are updated two to three times a month and are of significant importance to
        the overall operability of the security solution. Explain further the nature and functions
        of the updates you commit to providing. Describe their features and functionality and tell
        us why these do not constitute improvements to your products intended to extend the life
        or improve significantly the marketability of the original product through added
        functionality, enhanced performance, or both. Tell us how your rules and updates do or
        do not conform to the definition of upgrades in paragraph 149 of SOP 97-2.

11.   Your granting to customers the right to receive the VRT-certified Rules and updates
        under your PCS arrangements could be considered specified upgrade rights that should
        be accounted for as separate elements of your arrangements since an upgrade right is
        defined in paragraph 149 of SOP 97-2 as the right to receive one or more specific
        upgrades/enhancements that are to be sold separately. We note that the VRT-certified
        Rules and updates are also separately sold since we note in your response that a non-PCS
        subscriber can enter into a subscription arrangement with you to receive these rule
        updates. Please provide us with additional persuasive evidence to support your position
        that the rules are not specified upgrades. If they are in fact unspecified upgrades tell us
        how you have considered accounting for them under the subscription accounting model
        addressed within paragraphs 48-49 of SOP 97-2.

12.   We note your response to comment 56 of our letter dated November 22, 2006. We note
        you offer discounts based on transaction size, volume or the type of program, level of
        support and parties involved. Please tell us whether the discounts are other than

significant and explain the specific terms of these discounts. Please tell us how you have considered the guidance within the AICPA Revenue Recognition TPAs 5100.50 and 5100.51 and the impact of this guidance when you apply the residual method in accounting for each of your arrangements.

Reclassification, page F-16

13. We note your response to comment 59 of our letter dated November 22, 2006. Explain to us in greater detail the nature and use of the "evaluation units." Explain to us the reasons you previously accounted for the sale of these units as a sales and marketing expense as opposed to a cost of sale. Clarify the dollar amount of revenues recognized from the sale of these "evaluation units" during the periods in question. Further, tell us why you believe the reclassification does not represent a correction of an error in the historical financial statements.

Note 8. Stock Incentive Plan, page F-22

14. We note your response to comment 64 of our letter dated November 22, 2006. Your disclosure on page 37 of management's discussion and analysis indicates that your board of directors determined the fair value of the common stock in both April and August 2006, based on a variety of factors, including consideration given to a contemporaneous valuation prepared by an independent appraiser, who was not a related party. Clarify in your disclosure what reliance you are attributing to your third-party valuations. If you are not relying upon the experts, delete your reference to independent appraisals or identify the independent appraisal firm. If you choose to refer to and identify the independent appraisal firm, you should also include the expert's consent as the reference is included in a registration statement under the Securities Act. We believe reference to such expert in a registration statement requires a consent pursuant to Rule 436(b) under the Securities Act.

15. Where you are not relying on contemporaneous valuations performed by unrelated valuation specialists, revise to provide the disclosure addressed in paragraph 182 of the Practice Aid within management's discussion and analysis for each such valuation. You should specifically address the reasons and basis for each of the valuation differences. We note the $5.15 value in April 2006, the $3.24 value in May and June 2006, the $4.70 value in July 2006 and the expected offering price in excess of $10.5684.

16. Further, the disclosures on page F-13 indicate that you utilized a "market approach" to determine the fair value of each underlying stock grant while your disclosure in response to comment 64 of our letter dated November 22, 2006 indicates that you utilized a "specified value" approach when valuing the stock options issued during the October 2005 to April 2006 timeframe. Tell us why you indicate two different valuation methods for the same grants and the basis for selecting those methods. Explain the differences

between the "market approach" and the "specified value" approach and specifically address the how the factors, assumptions and methodologies vary between the two methods.

17. We note your response to comment 66 of our letter dated November 22, 2006. Your additional disclosure should also address the disclosure requirements of paragraph 179.b of the Practice Aid. Further, management's discussion and analysis should address the disclosure requirements identified within paragraph 180 of the Practice Aid once the estimated offering price has been determined.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Marc Thomas at (202) 551-3452 or Craig Wilson, Senior Associate Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Thomas J. Knox, Esq.
        Jeffrey S. Marcus, Esq.
        Morrison & Foerster LLP
        1650 Tysons Boulevard, Suite 300
        McLean, Virginia 22102
        Telephone: (703) 760-7700
        Facsimile: (703) 760-7777